



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **June 9, 2003**

Commission File Number	Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number	IRS Employer Identification Number
1-8841	**FPL GROUP, INC.**	59-2449419
1-3545	**FLORIDA POWER & LIGHT COMPANY**	59-0247775
	700 Universe Boulevard Juno Beach, Florida 33408 (561) 694-4000	

State or other jurisdiction of incorporation or organization: Florida

Item 5. Other Events

On June 9, 2003, Paul J. Evanson announced his resignation as president of Florida Power & Light Company (FPL), the principal subsidiary of FPL Group, Inc. (FPL Group), and as a director of FPL Group and FPL. Lew Hay, chairman and chief executive officer of FPL Group will assume the role of president of FPL until a successor for Mr. Evanson is appointed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.


FPL GROUP, INC.
FLORIDA POWER & LIGHT COMPANY
(Registrants)


Date: June 9, 2003


K. MICHAEL DAVIS
_____

K. Michael Davis
Controller and Chief Accounting Officer of FPL Group, Inc.
Vice President, Accounting, Controller and
Chief Accounting Officer of Florida Power & Light Company
(Principal Accounting Officer of the Registrants)
